

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2016

Mail Stop 4631

<u>Via E-mail</u>
Cynthia A. Downes
Executive Vice President
Versar, Inc.
6850 Versar Center
Springfield, Virginia 22151

> **Re:** **Versar, Inc.**
> **Form 10-K for Fiscal Year Ended June 26, 2015**
> **Filed September 19, 2015**
> **File No. 1-09309**

Dear Ms. Downes:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 26, 2015

General

1.   We note that the Dover Air Force Base project appeared to have a material impact on revenue in your Engineering and Construction Management segment in 2015. In future filings, where this or other specific projects have a material impact on the operations of a segment, please elaborate, in MD&A or the Business section, on the nature and duration of these projects.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey McKoy, Staff Accountant, at (202) 551-3772, if you have questions regarding comments on the financial statements and related matters. You may contact Frank Pigott, Staff Attorney, at (202) 551-3570 or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction